UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Telular Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock
Par Value $.01 Per Share
(Title of class of securities)

87970T208
(CUSIP number of class of securities)

Jonathan M. Charak
Chief Financial Officer
Telular Corporation
311 South Wacker Drive, Suite 4300
Chicago, IL 60606
Telephone: (312) 379-8343
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Michael E. Cutler, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington D.C. 20004-2401
Telephone: (202) 662-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,500,000	$251.10

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 2,000,000 outstanding shares of common stock, par value $.01 per share, will be purchased at the maximum tender offer price of $2.25 per share.

**	The amount of the filing fee, calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the tender offer by Telular Corporation, a Delaware corporation (“Telular”), to purchase up to 2,000,000 shares of its common stock, par value $.01 per share, at a price not more than $2.25 nor less than $2.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 18, 2009 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Telular Corporation. Telular’s principal executive office is located at 311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606. The telephone number of the principal executive office of Telular is (312) 379-8397.

(b) The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Telular Corporation is the filing person. Telular’s address and business telephone number are set forth in Item 2(a) above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Odd Lots; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth in the “Introduction” to the Offer to Purchase, in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”).

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) The information set forth in the Offer to Purchase in the Summary Term Sheet and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the Offer to Purchase in the Introduction and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a); (b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in Section 10 of the Offer to Purchase (“Information About Telular”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELULAR CORPORATION

By:	/s/ Jonathan M. Charak
Name:     Jonathan M. Charak

Title:	Chief Financial Officer

Dated: May 18, 2009

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated May 18, 2009.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 18, 2009.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 18, 2009.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by Telular dated May 18, 2009 (filed as Exhibit 99.1 to Telular’s Form 8-K filed on May 18, 2009 and incorporated herein by reference).
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Employment Agreement with Joseph A. Beatty dated December 14, 2007 (filed as Exhibit 10.1 to Telular’s Form 8-K filed December 19, 2007 and incorporated by reference herein.)
(d)(2)	Retention and Severance Agreement with Jonathan M. Charak dated March 17, 2008 (filed as Exhibit 10.1 to Telular’s Form 8-K filed March 19, 2008 and incorporated by reference herein.)
(d)(3)	Retention and Severance Agreement with George S. Brody dated July 29, 2008 (filed as Exhibit 10.1 to Telular’s Form 8-K filed August 4, 2008 and incorporated by reference herein.)
(d)(4)	Telular Corporation First Amended and Restated 2003 Non-Employee Director Stock Incentive Plan (filed as Appendix A of Telular’s proxy statement on Schedule 14A as filed on December 26, 2007 and incorporated by reference herein.)
(d)(5)	Telular Corporation 2008 Employee Stock Incentive Plan (filed as Appendix B of Telular’s proxy statement on Schedule 14A as filed on December 26, 2007 and incorporated by reference herein.)
(d)(6)	Telular Corporation Fifth Amended and Restated 1993 Stock Incentive Plan (filed as Exhibit 10.22 to Telular’s Form 10-Q as filed on February 14, 2003 and incorporated by reference herein.)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.